ALLIANCEBERNSTEIN INVESTMENTS, INC.
                          1345 Avenue of the Americas
                            New York, New York 10105

                                                   December 20, 2011

Ms. Deborah O'Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

      Re:   The AllianceBernstein Pooling Portfolios
            - AllianceBernstein Global Core Bond Portfolio
            (formerly, AllianceBernstein Intermediate Duration Bond Portfolio) Registration Statement on Form N-1A
            File Nos. 333-120487 and 811-21673
            --------------------------------------------------------------------

Dear Ms. O'Neal-Johnson:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of The AllianceBernstein Pooling Portfolios (the "Fund") that the effective date of the Post-Effective Amendment No. 15 to the Registration Statement of AllianceBernstein Global Core Bond Portfolio (formerly, AllianceBernstein Intermediate Duration Bond Portfolio), a series of the Fund, be accelerated so that the Registration Statement may become effective on or before December 31, 2011.

                                        Very truly yours,

                                        AllianceBernstein Investments, Inc.


                                        By: /s/ Eric Freed
                                            ------------------------
                                            Eric Freed
                                            Vice President, Counsel and
                                            Assistant Secretary

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